May 20, 2013

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attn: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	BioMarin Pharmaceutical Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 26, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed April 29, 2013

File No. 000-26727

Dear Mr. Rosenberg,

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated May 8, 2013, addressed to Daniel Spiegelman, Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (“we”, “our” or the “Company”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed by the Company with the Commission on February 26, 2013 (“2012 Annual Report”) and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed by the Company with the Commission on April 29, 2013 (March 2013 Quarterly Report). The number of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

STAFF COMMENTS AND COMPANY RESPONSES

Form 10-Q for the Quarterly Period ended March 31, 2013

Notes to the Consolidated Financial Statements

Note 10. Inventory, page 11

1.	Please provide us proposed revised disclosure to be included in future periodic reports indicating revisions to your accounting policy regarding capitalization of inventory costs prior to regulatory approval that specifically states the point during the FDA approval process that you determine a probable future benefit exists and the status of the FDA’s consideration of the safety and efficacy of the drug/system and evaluation of the manufacturing process at that point. Disclose how you apply the lower of cost or market principle to your pre-launch inventory.

105 Digital Drive    .    Novato, CA 94949    .    Tel 415.506.6700    .    Fax 415.382.7889    .    www.BMRN.com

Response:

The Company proposes to include disclosures substantially similar to the following in future periodic reports for our accounting policy regarding capitalization of inventory costs prior to regulatory approval:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Inventory

We value inventory at the lower of cost or net realizable value and determine the cost of inventory using the average-cost method. Inventories consist of currently marketed products and may contain certain products awaiting regulatory approval. In evaluating the recoverability of inventories produced in preparation for product launches, we consider the likelihood that revenue will be obtained from the future sale of the related inventory together with the status of the product within the regulatory approval process.

We analyze our inventory levels quarterly and write down inventory that has become obsolete, or has a cost basis in excess of its expected net realizable value and inventory quantities in excess of expected requirements. In applying the lower of cost or net realizable value to pre-launch inventory, we estimate a range of likely commercial prices based on our comparable commercial products. Expired inventory is disposed of and the related costs are recognized as Cost of Sales in the Consolidated Statements of Operations.

Inventories Produced in Preparation for Product Launches

We capitalize inventories produced in preparation for product launches sufficient to support estimated initial market demand. Typically, capitalization of such inventory begins when positive results have been obtained for the clinical trials that we believe are necessary to support regulatory approval, uncertainties regarding ultimate regulatory approval have been significantly reduced and we have determined it is probable that these capitalized costs will provide future economic benefit in excess of capitalized costs. The factors considered by us in evaluating these uncertainties include the receipt and analysis of positive Phase III clinical trial results for the underlying product candidate, results from meetings with the relevant regulatory authorities prior to the filing of regulatory applications, and the compilation of the regulatory application. We closely monitor the status of each respective product within the regulatory approval process, including all relevant communication with regulatory authorities. We also consider our historical experience with manufacturing and commercializing similar products and the relevant product candidate. If we are aware of any specific material risks or contingencies other than the normal regulatory review and approval process or if there are any specific issues identified relating to safety, efficacy, manufacturing, marketing or labeling, the related inventory would generally not be capitalized.

For inventories that are capitalized in preparation of product launch, anticipated future sales, expected approval date and shelf lives are evaluated in assessing realizability. The shelf life of a product is determined as part of the regulatory approval process; however in evaluating whether to capitalize pre-launch inventory production costs, we consider the product stability data of all of the pre-approval production to date to determine whether there is adequate expected shelf life for the capitalized pre-launch production costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventory

The Company values inventory at the lower of cost or net realizable value and determines the cost of inventory using the average-cost method. Inventories consist of currently marketed products and may contain certain products awaiting regulatory approval. In evaluating the recoverability of inventories produced in preparation for product launches, the Company considers the likelihood that revenue will be obtained from the future sale of the related inventory together with the status of the product within the regulatory approval process.

The Company analyzes its inventory levels quarterly and writes down inventory that has become obsolete, or has a cost basis in excess of its expected net realizable value and inventory quantities in excess of expected requirements. In applying the lower of cost or net realizable value to pre-launch inventory, the Company estimates a range of likely commercial prices based on its comparable commercial products. Expired inventory is disposed of and the related costs are recognized as Cost of Sales in the Consolidated Statements of Operations.

Inventories Produced in Preparation for Product Launches

The Company capitalizes inventories produced in preparation for product launches sufficient to support estimated initial market demand. Typically, capitalization of such inventory begins when positive results have been obtained for the clinical trials that the Company believes are necessary to support regulatory approval, uncertainties regarding ultimate regulatory approval have been significantly reduced and the Company has determined it is probable that these capitalized costs will provide some future economic benefit in excess of capitalized costs. The material factors considered by the Company in evaluating these uncertainties include the receipt and analysis of positive Phase III clinical trial results for the underlying product candidate, results from meetings with the relevant regulatory authorities prior to the filing of regulatory applications, and the compilation of the regulatory application. The Company closely monitors the status of each respective product within the regulatory approval process, including all relevant communication with regulatory authorities. The Company also considers its historical experience with manufacturing and commercializing similar products and the relevant product candidate. If the Company is aware of any specific material risks or contingencies other than the normal regulatory review and approval process or if there are any specific issues identified relating to safety, efficacy, manufacturing, marketing or labeling, the related inventory would generally not be capitalized.

For inventories that are capitalized in preparation of product launch, anticipated future sales, expected approval date and shelf lives are evaluated in assessing realizability. The shelf life of a product is determined as part of the regulatory approval process; however in evaluating whether to capitalize pre-launch inventory production costs, the Company considers the product stability data of all of the pre-approval production to date to determine whether there is adequate expected shelf life for the capitalized pre-launch production costs.

Note 10 – INVENTORY

Inventory consisted of the following:

	March 31,	December 31,
	2013	2012
Raw materials	$13,314	$11,943
Work-in process	75,543	71,443
Finished goods	46,965	45,309

Total inventory	$135,822	$128,695

Inventory as of March 31, 2013 and December 31, 2012 included $5.1 million and $0, respectively, of raw materials purchased for use in the pre-launch Vimizim manufacturing campaign. The Company believes that all material uncertainties related to the ultimate regulatory approval of Vimizim for commercial sale have been significantly reduced based on positive data from Phase III clinical trial results, successful pre-filing meetings with the Food and Drug Administration (FDA) for the Biologics License Application (BLA), the filing of the BLA with the FDA in the first quarter of 2013, and the filing of the Marketing Authorization Application (MAA) filed with the European Medicines Agency (EMA) in April 2013. In its evaluation, the Company also considered its historical experience with developing and commercially producing similar products.

Inventory as of March 31, 2013 and December 31, 2012 also included $7.4 million and $12.0 million, respectively, of product manufactured using certain process and specification changes that have not yet received regulatory approval. Although the products have been approved by various regulatory agencies, the process and specification changes must also be approved before product produced with the alternate processes and specifications can be sold commercially.

The Company expects to receive regulatory approval and has determined that it is probable that the Company will realize the future economic benefit associated with the costs of these inventories through future sales.

2.	In addition, please provide us proposed revised disclosure to be included in future periodic reports that discusses the overall FDA approval process; the description should meaningfully relate to your accounting policy for pre-launch inventory. For each product with significant costs capitalized in inventory prior to the regulatory approval, discuss the following:

•

The current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.

•	The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why you do not believe those issues affect its probable future benefit conclusion.

•	The remaining shelf life of each product, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the expiration of the shelf life.

•	The risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the asset.

Response:

The Company has provided a detailed discussion of the FDA approval process included in Item 1 Business, under the caption “FDA Approval Process” on page 10 of the Company’s 2012 Annual Report. The Company believes this detailed description of the FDA approval process, along with our proposed revised accounting policy disclosures provided in response to Staff Comment 1, provide a meaningful link between the FDA approval process, timing, and inherent risks to the accounting policy followed by the Company.

The Company provides the following in response to each of the bulleted points raised by the Staff above:

•

The Company believes the proposed revised disclosures of its accounting policies provided in response to Staff Comment 1, as well as additional proposed disclosures regarding the current status of the regulatory approval of Vimizim in Note 10 above, provide adequate disclosure of the current status of the approval process, including the contingencies needed to be resolved prior to obtaining FDA approval.

Additionally, in response to the Staff’s comment regarding risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval, the Company references the following Risk Factor disclosure in Item 1A, page 37 of our March 2013 Quarterly Report. The Company believes this Risk Factor disclosure adequately discusses risks and uncertainties affecting the probability of obtaining FDA approval and the estimated timing of obtaining approval.

•

If we fail to obtain or maintain regulatory approval to commercially market and sell our drugs, or if approval is delayed, we will be unable to generate revenue from the sale of these products, our potential for generating positive cash flow will be diminished, and the capital necessary to fund our operations will be increased.

We must obtain and maintain regulatory approval to market and sell our drug products in the U.S. and in jurisdictions outside of the U.S. In the U.S., we must obtain FDA approval for each drug that we intend to commercialize. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products distributed abroad are also subject to government regulation by international regulatory authorities. Naglazyme, Aldurazyme and Kuvan have received regulatory approval to be commercially marketed and sold in the U.S., EU and other countries. Firdapse has received regulatory approval to be commercially marketed only in the EU. Although we announced in November 2012 that our Phase 3 study of Vimizim™, an enzyme replacement therapy for patients with MPS IVA (Morquio Syndrome), had met its primary endpoint, Vimizim has not received regulatory approval in the U.S., EU or any other jurisdiction and may never receive approval. Also, even if we receive priority review timelines from the FDA for Vimizim, there is no assurance that the FDA will comply with such timelines and there may be delays and ultimately the FDA may decide not to approve Vimizim.

As part of the recent reauthorization of PDUFA, new biologics are included in a new product review program intended to enhance FDA-sponsor communications to lead to greater first-cycle approval decisions. As part of this program, applications for new biologics are subject to either a 12-month standard or 8-month priority review period that begins from the date of application submission. However, since this is a new product review program and no products have completed this new review process, the priority review period may take longer than eight months and the standard review period may take longer than 12 months. Similarly, although the EMA has an accelerated approval process, the timelines mandated by the regulations are subject to the possibility of substantial delays.

In addition, the FDA and its international equivalents have substantial discretion over the approval process for pharmaceutical products. As such, these regulatory agencies may in the end not agree that we have demonstrated the requisite level of product safety and efficacy to grant approval and may require additional data. If we fail to obtain regulatory approval for our product candidates, including Vimizim, we will be unable to market and sell those drug products. Because of the risks and uncertainties in pharmaceutical development, our product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. We also rely on independent third-party contract research organizations, or CROs, to file some of our ex-U.S. and ex-EU marketing applications and important aspects of the services performed for us by the CROs are out of our direct control. If we fail to adequately manage our CROs, if the CRO elects to prioritize work on our projects below other projects or if there is any dispute or disruption in our relationship with our CROS, the filing of our applications may be delayed.

From time to time during the regulatory approval process for our products and our product candidates, we engage in discussions with the FDA and comparable international regulatory authorities regarding the regulatory requirements for our development programs. To the extent appropriate, we accommodate the requests of the regulatory authorities and, to date, we have generally been able to reach reasonable accommodations and resolutions regarding the underlying issues. However, we are often unable to determine the outcome of such deliberations until they are final. If we are unable to effectively and efficiently resolve and comply with the inquiries and requests of the FDA and other non-U.S. regulatory authorities, the approval of our product candidates may be delayed and their value may be reduced.

After any of our products receive regulatory approval, they remain subject to ongoing regulation, which can impact, among other things product labeling, manufacturing practices, adverse event reporting, storage, expiration, distribution, advertising and promotion, and record keeping. If we do not comply with the applicable regulations, the range of possible sanctions includes issuance of adverse publicity, product recalls or seizures, fines, total or partial suspensions of production and/or distribution, suspension of marketing applications, and enforcement actions, including injunctions and civil or criminal prosecution. The FDA and comparable international regulatory agencies can withdraw a product’s approval under some circumstances, such as the failure to comply with regulatory requirements or unexpected safety issues. Further, the FDA often requires post-marketing testing and surveillance to monitor the effects of approved products. The FDA and comparable international regulatory agencies may condition approval of our product candidates on the completion of such post-marketing clinical studies. These post-marketing studies may suggest that a product causes undesirable side effects or may present a risk to the patient. If data we collect from post-marketing studies suggest that one of our approved products may present a risk to safety, the government authorities could withdraw our product approval, suspend production or place other marketing restrictions on our products. If regulatory sanctions are applied or if regulatory approval is delayed or withdrawn, the value of our company and our operating results will be adversely affected. Additionally, we will be unable to generate revenue from the sale of these products, our potential for generating positive cash flow will be diminished and the capital necessary to fund our operations will be increased.

•

In response to the second bullet point of Staff Comment 2, as provided in the proposed revised inventory footnote provided in response to Staff Comment 1 above, the Company is currently not aware of any remaining material risks or uncertainties regarding safety, efficacy, manufacturing, marketing or labeling that could result in the FDA or EMA rejecting the Company’s BLA or MAA applications for Vimizim.

•

In response to the third bullet point of Staff Comment 2 above, the Company has included proposed revised accounting policy disclosure for inventory produced in preparation for product launch in its response to Staff Comment 1 above, which includes a discussion of product expiration dates and how the Company manages inventory levels.

•

In response to the fourth bullet of Staff Comment 2 and market acceptance, with respect to patient market acceptance of Vimizim once approved, the Company anticipates high patient adoption rates due to the serious nature of the underlying disease and lack of alternative specific therapies. With respect to the risks and uncertainties surrounding market acceptance by payers for our products and how this will affect the realization of the asset, the Company references the following Risk Factor disclosures, from Item 1A, pages 43 and 44, respectively, of our March 2013 Quarterly Report. The Company believes this Risk Factor disclosure adequately discusses risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the asset.

•

If we fail to obtain an adequate level of coverage and reimbursement for our drug products by third-party payers, the sales of our drugs would be adversely affected or there may be no commercially viable markets for our products.

The course of treatment for patients using our products is expensive. We expect patients to need treatment for extended periods, and for some products throughout the lifetimes of the patients. We expect that most families of patients will not be capable of paying for this treatment themselves. There will be no commercially viable market for our products without coverage and reimbursement from third-party payers. Additionally, even if there is a commercially viable market, if the level of reimbursement is below our expectations, our revenue and gross margins will be adversely affected.

Third-party payers, such as government or private health care insurers, carefully review and increasingly challenge the prices charged for drugs. Reimbursement rates from private companies vary depending on the third-party payer, the insurance plan and other factors. Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis.

Reimbursement in the EU must be negotiated on a country-by-country basis and in many countries the product cannot be commercially launched until reimbursement is approved. The timing to complete the negotiation process in each country is highly uncertain, and in some countries we expect that it may exceed 12 months.

For our future products, we will not know what the reimbursement rates will be until we are ready to market the product and we actually negotiate the rates. If we are unable to obtain sufficiently high reimbursement rates for our products, they may not be commercially viable or our future revenues and gross margins may be adversely affected.

•

Government price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our current and future products, which would adversely affect our revenue and results of operations.

We expect that coverage and reimbursement may be increasingly restricted both in the U.S. and internationally. The escalating cost of health care has led to increased pressure on the health care industry to reduce costs. Governmental and private third-party payers have proposed health care reforms and cost reductions. A number of federal and state proposals to control the cost of health care, including the cost of drug treatments, have been made in the U.S. In some international markets, the government controls the pricing, which can affect the profitability of drugs. Current government regulations and possible future legislation regarding health care may affect coverage and reimbursement for medical treatment by third-party payers, which may render our products not commercially viable or may adversely affect our future revenues and gross margins.

International operations are also generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or mandatory price cuts or reduce the value of our intellectual property portfolio. As part of these cost containment measures, some countries have imposed or threatened to impose revenue caps limiting the annual volume of sales of Naglazyme. To the extent that these caps are significantly below actual demand, our future revenues and gross margins may be adversely affected.

We cannot predict the extent to which our business may be affected by these or other potential future legislative or regulatory developments. However, future price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our current and future products, which would adversely affect our revenue and results of operations.

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The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

The Company my not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned at (415) 506-6700 or to Thomas R. Pollock, Esq. at (415) 856-7047.

Sincerely,

/s/ G. Eric Davis

G. Eric Davis

Senior Vice President, General Counsel

BioMarin Pharmaceutical Inc.

cc:	Daniel Spiegelman, Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.

Thomas R. Pollock, Esq., Paul Hastings LLP